UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 4, 2008

Commission File Number: 001-15128

United Microelectronics Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

No. 3 Li Hsin Road II Science Park Hsinchu, Taiwan, R.O.C.
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

An Inconsequential Typo Was Identified in the Company's 2008 AGM Agenda

To UMC ADR Holders Who Have Received the Company's 2008 AGM Agenda,

The Company has found a typographic error included in "UMC 2007 Surplus Earning
Distribution Chart" as Attachment 2 to the Company's 2008 AGM Agenda. The
correct number for "Distribution Item 4, Employee cash bonuses" shall be
NT$286,541,418, instead of NT$268,541,418 that was erroneously included.
However, employee cash bonuses figures that are reported in meeting agenda, attachment notes and meeting notices are all correct numbers. In addition, the amount of total distribution will not be affected by the correction of this typo.

Please contact IR@umc.com if you have further questions regarding to meeting agenda and AGM proxies.
Sincerely yours,

United Microelectronics Corporation

About UMC
UMC (NYSE: UMC, TSE: 2303) is a leading global semiconductor foundry that manufactures advanced system-on-chip (SoC) designs for applications spanning every major sector of the IC industry. UMC's SoC Solution Foundry strategy is based on the strength of the company's advanced technologies, which include production proven 90nm, 65nm, mixed signal/RFCMOS, and a wide range of specialty technologies. Production is supported through 10 wafer manufacturing facilities that include two advanced 300mm fabs; Fab 12A in Taiwan and Singapore-based Fab
12i are both in volume production for a variety of customer products. The company employs approximately 13,000 people worldwide and has offices in Taiwan,
Japan, Singapore, Europe, and the United States. UMC can be found on the web at
http://www.umc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 2008/06/04	By:	Chitung Liu
	Name:	Chitung Liu
	Title:	CFO